Exhibit 99.1

InterCure has Secured Funding of NIS 66M to support the recovery of Nir Oz Facility

●	The funding may increase to NIS 107M to support the expansion of the facility in collaboration with the “Tkumah” administration, post-war.
●	The funding includes investments from key shareholders of the company, including CEO Alexander Rabinovich, as well as lead investors Yaron Yakobi and Tzahi Hagag who will become significant shareholders.
●	Funding also includes a loan from a major Israeli bank.
●	Completing the post-war damage recovery processes will enable the company to return to profitable growth without further delay, including exercising the cookies agreement and expanding international operations in Germany, the UK, and Australia.
●	The Company anticipates receiving additional substantial payments from the Israeli authorities, as part of the full compensation for war related damages, including loss of profits the Company is entitled to.

NEW YORK & HERZLIYA, Israel, December 20, 2024, InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), is pleased to announce that further to the Company’s prior reports regarding the war-related damages and the reconstruction efforts of its facility in Kibbutz Nir Oz, the Company was successful in obtaining funding commitments of NIS 66 million (approximately USD 18.2M), which may increase to NIS 107 million (approximately USD 29.8M).

The funding includes a commitment by certain investors, including the Company’s Chief Executive Officer, Mr. Alexander Rabinovich, and two existing shareholders, Mr. Yaron Yakobi and Mr. Tzahi Hagag, who, as a result of the investment, will each hold more than 5% of the Company’s issued and outstanding share capital (collectively, the “Investors”) to purchase ordinary shares of the Company by way of a private placement (the “Private Placement”). In the Private Placement, InterCure has agreed to issue to the Investors (i) an aggregate of 7,349,896 ordinary shares of the Company, at a purchase price of NIS 4.83 (approximately USD 1.34) per ordinary share, at a premium above the opening price of InterCure’s ordinary shares on the Tel Aviv Stock Exchange on the morning of Monday, December 16, 2024, which was NIS 4.81 per share (the “Determining Date”) and (ii) warrants (the “Warrants”) to purchase up to an additional 7,349,896 ordinary shares of the Company at an exercise price equal to NIS 5.70 (approximately USD 1.58) (the “Exercise Price”), at an 18% premium above the opening price of InterCure’s ordinary shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately USD 21.5M) if the Warrants are fully exercised in cash. All of the issued securities shall be restricted under the Nasdaq rules. The consideration for the allocated securities was determined through negotiations between the Company and the Investors, based on the opening share price on the Determining Date. The Private Placement is subject to certain closing conditions, which include the approval of the shareholders of the Company.

In addition, the Company received a binding commitment from one of the leading banks in Israel, to provide the Company with a loan of NIS 30M (approximately USD 8.3M), for a period of up to 24 months (the “Loan”). The Loan is subject to certain closing conditions, including closing the Private Placement.

“This investment marks a pivotal moment for InterCure, delivering the momentum needed to reignite our growth and drive us forward,” said Alexander Rabinovich, CEO of InterCure. “Following a challenging period with our Southern Facility in Kibbutz Nir Oz, this funding, represents a huge vote of confidence from investors who believe in the Company’s growth strategy, alongside one of the leading banks in Israel. We believe this investment will enable us to strengthen our position in Israel and drive our expansion into key international markets, with a focus on Europe and Germany particularly. We remain hopeful for a swift end to the ongoing war and the return of all hostages, including our employees and our close friends from the kibbutzim surrounding the Gaza strip, to their homes and we are confident in our ability to contribute significantly to the post-war recovery efforts of such area. We expect that this funding will empower us to complete our recovery, and drive InterCure’s return to growth and profitability through the year 2025”.

Under Israeli law, the Company’s Southern Facility, located in an area impacted by the terrorist attack and the war in Gaza, is entitled to full compensation for all direct and indirect damages incurred, including loss of profits. To date, the Company has received advance payments totaling tens of millions of NIS from Israeli authorities as part of this compensation. These advances, which represent only a small portion of the Company’s total damages, have supported the initial phases of the ongoing restoration efforts. However, given the prolongation of the war and the fact that the last significant advance was received from the Israeli authorities only in April 2024, the current funding, will enable the Company to successfully advance its recovery and restoration efforts without further delays. We expect that this funding will position the Company to return to the growth and profitability rates it achieved prior to the war, during the year 2025. The Company anticipates receiving additional substantial payments from the Israeli authorities, to which the Company is entitled to, and is working closely with its professional advisors and the authorities to receive these payments.

Additionally, in collaboration with “Tkumah Administration” and other authorities in Israel, the Company is working to significantly develop and expand its Southern Facility immediately upon the conclusion of the Gaza war as part of its recovery efforts for the kibbutzim surrounding the Gaza strip. This expansion aligns with InterCure’s global growth strategy, which includes doubling production capacity in Israel and enhancing our portfolio of high-quality products using advanced technologies, targeted at developing markets globally, including Germany, the UK, Australia, and more.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit www.intercure.co.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements may include, but are not limited to, the Company’s success of its global expansion plans, its expansion strategy to major markets worldwide, the inability to successfully complete the proposed transactions; statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the successful completion of the proposed transactions, the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co